[redacted]

08029503

cM

SEC
Mail Processing
Section

FEB 26 2008

Washington, DC
101

SECURITIE ...ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elliott-Ledgerwood & Company
dba South Valley Wealth Management

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Main Street
(No. and Street)

Klamath Falls	Oregon	97601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

805 SW Broadway, Suite 1200	Portland	Oregon	97205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Martin Ledgerwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elliott-Ledgerwood & Company dba South Valley Wealth Management, as of February 22, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President - Operations

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS
(with supplemental information)

DECEMBER 31, 2007 AND 2006

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Elliott-Ledgerwood & Company
d.b.a. South Valley Wealth Management

We have audited the accompanying statements of financial condition of Elliott-Ledgerwood & Company d.b.a. South Valley Wealth Management (the Company) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Portland, Oregon
February 21, 2008

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2007	December 31, 2006
ASSETS		
ASSETS		
Cash and cash equivalents	$ 298,781	$ 165,785
Commissions receivable:		
Clearing brokers	31,837	97,308
Other receivables	14,534	42,433
Prepaid expenses	10,634	10,461
Equipment and vehicles, net	43,141	35,232
Deposit at clearing organization restricted	50,000	50,000
Income tax receivable	3,564	-
Note receivable – employee	26,667	53,333
TOTAL ASSETS	$ 479,158	$ 454,552
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 69,485	$ 28,540
Accrued payroll	53,304	81,157
Income taxes payable	-	4,107
Deferred tax liability	12,237	12,147
Total liabilities	135,026	125,951
COMMITMENTS (Note 4)		
STOCKHOLDER'S EQUITY		
Common stock – voting, no par value, 10,000 shares authorized; 6,292 shares issued and outstanding	74,975	74,975
Retained earnings	269,157	253,626
Total stockholder's equity	344,132	328,601
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 479,158	$ 454,552

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF INCOME

	Years Ended December 31, 2007	Years Ended December 31, 2006
INCOME		
Securities commissions	$ 430,922	$ 743,065
Mutual fund commissions	666,112	604,679
Investment advisory fees	497,071	352,436
Insurance and annuities commissions	119,923	102,156
Interest	7,824	8,355
Realized gain on sale of marketable securities	-	5,875
Gain on sale of equipment	5,087	-
Other income	85,804	40,124
Total income	1,812,743	1,856,690
EXPENSES		
Employee compensation and benefits	1,352,769	1,295,857
Communications, dues, quotes, and subscriptions	151,771	157,564
Occupancy and equipment costs	114,290	106,286
Parent company commissions and service fees	54,281	43,347
Advertising and promotional costs	5,629	5,936
Regulatory fees and expenses	9,567	2,870
Other operating expenses	99,386	90,798
Total expenses	1,787,693	1,702,658
INCOME BEFORE PROVISION FOR INCOME TAXES	25,050	154,032
PROVISION FOR INCOME TAXES	9,519	58,530
NET INCOME	$ 15,531	$ 95,502

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2005	$ 74,975	$ 408,231	$ 483,206
Dividends paid	-	(250,107)	(250,107)
Net income	-	95,502	95,502
BALANCE, December 31, 2006	74,975	253,626	328,601
Net income	-	15,531	15,531
BALANCE, December 31, 2007	$ 74,975	$ 269,157	$ 344,132

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 15,531	$ 95,502
Adjustments to reconcile net income to net cash from operating activities:		
Gain on sale of marketable securities	-	(5,875)
Gain on sale of equipment	(5,087)	-
Depreciation expense	17,353	14,824
Deferred income taxes	91	2,686
Forgiveness of note receivable – employee	26,667	26,667
Proceeds on sale of marketable securities	-	318,127
Purchase of marketable securities	-	(301,698)
Change in cash due to changes in certain assets and liabilities:		
Commissions receivable – clearing brokers	65,471	(40,310)
Commissions receivable – other	27,899	(33,548)
Prepaid expenses	(173)	(10,461)
Other deposits	-	400
Accounts payable	40,945	16,023
Accrued payroll	(27,853)	39,252
Income taxes receivable	(7,671)	(66,096)
Net cash from operating activities	153,173	55,493
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(20,177)	(9,360)
Net cash from investing activities	(20,177)	(9,360)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	-	(250,107)
Net cash from financing activities	-	(250,107)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	132,996	(203,974)
CASH AND CASH EQUIVALENTS, beginning of year	165,785	369,759
CASH AND CASH EQUIVALENTS, end of year	$ 298,781	$ 165,785
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes during the year	$ 17,100	$ 121,940

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Elliott-Ledgerwood & Company ("Elliott-Ledgerwood" or "the Company"), which began doing business as South Valley Wealth Management in 2006, is a securities brokerage firm that was incorporated under the laws of the State of Oregon on November 22, 1983. The Company provides brokerage services within southern Oregon and northern California and operates as a wholly-owned subsidiary of South Valley Bancorp, Inc. (Parent). The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), the successor organization of the National Association of Securities and Exchange Dealers (NASD).

Basis of presentation and revenue recognition – The Company is engaged in a single line of business as a securities dealer, which comprises several classes of services including securities transactions and investment advisory services. Securities transactions (and related revenue and expense) are recorded on the settlement-date basis. Investment advisory fees are recorded monthly when earned. All other transactions are recorded on the accrual basis.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Cash and cash equivalents – For purposes of the statements of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less.

Commissions receivable – Commissions receivable are recorded net of clearing expenses.

Allowance for doubtful accounts – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. Rarely, the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

Marketable securities – The Company, as a member of the NASD, was eligible to obtain a stock subscription for 300 shares of common stock prior to it being offered to the public in an initial public offering. The stock began trading on the open market and was classified as a trading security, carried at its fair market value of $10,554, including a gross unrealized gain of $7,254 as of December 31, 2005. During 2006, the Company sold its investment in NASD stock for $13,212, and recognized a gain of $2,658 on the transaction.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Additionally, the Company purchased $301,698 of marketable securities in 2006. These securities were sold in 2006 for $304,915, resulting in the recognition of a gain of $3,217 relating to the transaction. The Company held no marketable securities at December 31, 2007 and 2006, respectively.

Equipment and vehicles – The Company leases a building from a partnership that is partially owned by the president of the Company. New acquisitions of equipment and vehicles are recorded at cost when acquired by the Company. Depreciation is provided using the straight-line method over estimated useful lives, ranging from three to five years. Depreciation expense for 2007 and 2006 was $17,353 and $14,824, respectively. Maintenance and repair costs are charged to operations when incurred.

Restricted clearing deposits – The Company is required by its clearinghouse to maintain a fixed amount in a clearing account. The Company has granted the clearinghouse a security interest in this account. The clearinghouse may access the account for any fees the Company owes to the clearinghouse but has not paid. Interest earned on the account is paid monthly to the Company.

Commissions – Commissions and related clearing expenses are recorded on a settlement-date basis after securities transactions have occurred. The Company has determined that the difference between settlement date and trade-date accounting for commissions is immaterial.

Advertising – Advertising costs are charged to operations when incurred. Advertising and promotional expenses were $5,629 and $5,936 for 2007 and 2006, respectively.

Income taxes – Deferred income tax assets and liabilities are determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The tax return for the Company is filed on a consolidated basis with that of the Parent company.

Concentration of credit risk – The Company occasionally carries balances on deposit at South Valley Bank & Trust, a wholly-owned subsidiary of the Parent company, which are in excess of the amount insured by the FDIC.

Reclassifications – Certain reclassifications have been made to the 2006 financial statements to conform to current year presentations. These reclassifications have no effect on previously reported net income.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $252,590, which was $202,590 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .53 to 1 at December 31, 2007. At December 31, 2006, the Company had net capital of $219,180, which was $169,180 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .57 to 1 at December 31, 2006.

NOTE 3 – EQUIPMENT AND VEHICLES

	2007	2006
Equipment	$ 75,183	$ 54,921
Vehicles	19,100	19,100
	94,283	74,021
Accumulated depreciation	(51,142)	(38,789)
	$ 43,141	$ 35,232

NOTE 4 – COMMITMENTS

The Company has entered into noncancellable leases for office space and equipment for its operating locations in Klamath Falls, Medford, and Bend, Oregon. The Company leases the Klamath Falls, Oregon office space and equipment from a partnership partially owned by the president of the Company. The lease was renewed in July 2004 for a five-year period, with two five-year renewal options. The Company leases office space in Bend and Medford, Oregon from South Valley Bank & Trust. The leases expire in May 2009 and July 2009, respectively.

Future minimum lease payments under noncancellable operating leases are as follows:

Year ending: December 31, 2008	$ 76,222
2009	41,241
	$ 117,463

NOTE 5 – RELATED-PARTY TRANSACTIONS

In the normal course of business, the Company provides and receives services among related parties. Services provided to related parties primarily involve the Trust Department of South Valley Bank & Trust. Commission revenue earned by the Company from this affiliate for the years ended December 31, 2007 and 2006, was $122,056 and $119,578, respectively, and commission receivable amounts due as of December 31, 2007 and 2006, were $9,485 and $10,395, respectively. Commission expense paid by the Company to this affiliate for the years ended December 31, 2007 and 2006, was $32,021 and $20,931, respectively, and commission payable amounts due to the affiliate as of December 31, 2007 and 2006, were $4,404 and $3,151, respectively.

Two Board Members of the Company are also Board Members of a company that has paid commission and advisory fees to the Company. This company and one of the Board Members paid commission and advisory fee income of $57,884 and $201,048 to Elliott-Ledgerwood for the years ended December 31, 2007 and 2006, respectively.

The Company also earned commission revenue from South Valley Bancorp for securities transactions completed through the Parent. For the year ended December 31, 2006, the Company earned revenue of $113,505 from this affiliate. No revenue was earned from the affiliate for the year ended December 31, 2007.

The Company shares certain management and administrative expenses with South Valley Bancorp. The expenses are paid based on the number of service hours provided. Total expenses paid by the Company to the Parent for years ended December 31, 2007 and 2006, were $22,260 and $22,416, respectively.

NOTE 6 – NOTE RECEIVABLE - EMPLOYEE

During 2005, the Company entered into an employment agreement with a newly hired employee of the Bend office. The employment agreement provided for a forgivable note with an original value of $80,000. The note has a due date of three years, and will be forgiven ratably on each anniversary of continuous employment with the Company, ending on the third anniversary of employment. If employment ceases before the due date of the related note, the remaining principal and accrued interest owing is payable to the Company in full, except under certain predetermined circumstances. For the years ended December 31, 2007 and 2006, the Company forgave $26,667 of the note receivable, and recognized that amount as employee compensation and benefit expense in the statement of income. The outstanding balance of the note receivable was $26,667 at December 31, 2007.

NOTE 7 – EMPLOYEE STOCK OWNERSHIP PLAN

The Parent has established an employee stock ownership plan (ESOP) for the benefit of employees of the Parent as well as the Company. The ESOP allows participation by all employees over the age of 18 who have also met minimum service requirements. Employer contributions to the ESOP are at the discretion of the Board of Directors and are used to purchase shares of the Parent's common stock. Employees are permitted to contribute up to 100% of eligible compensation, subject to statutory limitations. Employee contributions vest in the ESOP immediately, while Company contributions to a discretionary account vest after five years and Company contributions to a basic contribution account vest immediately. For the years ending December 31, 2007 and 2006, the Company contributed $65,497 and $56,721, respectively, to the ESOP.

NOTE 8 – INCOME TAX EXPENSE

Income tax expense consists of the following:

	2007	2006
Current expense:		
Federal	$ 7,807	$ 46,125
State	1,621	9,719
	9,428	55,844
Deferred expense:		
Federal	75	2,224
State	16	462
	91	2,686
Income tax expense	$ 9,519	$ 58,530

The Company's deferred tax liability of $12,237 and $12,147 at December 31, 2007 and 2006, respectively, relates to temporary differences between book and tax depreciation.

A reconciliation between the statutory federal income tax rate and the Company's effective tax rate is as follows:

	2007	2006
Federal income tax expense at statutory rate	$ 8,517	$ 52,371
State income tax expense, net of federal income tax benefit	1,412	6,875
Other	(410)	(716)
Income tax expense	$ 9,519	$ 58,530

SUPPLEMENTAL INFORMATION

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

	December 31, 2007	December 31, 2006
COMPUTATION OF NET CAPITAL		
Total stockholder's equity from statements of financial condition	$ 344,132	$ 328,601
Deduct nonallowable assets:		
Commissions receivable, related party	(9,485)	(10,395)
Note receivable	(26,667)	(53,333)
Prepaid expenses	(10,634)	(10,461)
Equipment and vehicles, net	(43,141)	(35,232)
Other receivables and deposits	(1,615)	-
	(91,542)	(109,421)
Net capital	$ 252,590	$ 219,180
AGGREGATE INDEBTEDNESS		
Total items included in statements of financial condition	$ 135,026	$ 125,951
Total aggregate indebtedness	$ 135,026	$ 125,951
COMPUTATION OF NET CAPITAL REQUIREMENT		
Net capital requirement based on ratio of aggregated indebtedness:		
$135,026 x 6.67%		
$125,951 x 6.67%	$ 9,006	$ 8,401
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 50,000	$ 50,000
NET CAPITAL REQUIREMENT	$ 50,000	$ 50,000
EXCESS NET CAPITAL AT 1500%	$ 202,590	$ 169,180
EXCESS NET CAPITAL AT 1000%	$ 239,087	$ 206,585
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.53 to 1	0.57 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2007, computed by Elliott-Ledgerwood & Company, d.b.a. South Valley Wealth Management, in its Form X-17A-5, Part IIA, as filed with the FINRA, does not differ materially from the above computation, which is based on audited financial statements.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Elliott-Ledgerwood & Company
d.b.a. South Valley Wealth Management

In planning and performing our audit of the financial statements and supplemental schedule of Elliott-Ledgerwood & Company d.b.a. South Valley Wealth Management (the Company) for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 – (continued)

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 – (continued)

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
February 21, 2008

END